Expense Limitation Agreement

To:	Resource Credit Income Fund
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

July 6, 2017

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Credit Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated on or about September 9, 2016. Please note that this Expense Limitation Agreement supersedes and replaces any expense limitation agreement between the parties below executed prior to the date hereof.

Effective as of the date hereof, we agree, at least until September 9, 2018, to waive our management fees (excluding any incentive fee) and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that our management fees plus the Fund’s ordinary annual operating expenses exceed 2.59%, 2.59%, 3.34%, 3.34%, 2.59%, 3.09%, 2.34% and 2.84% per annum of the Fund's average daily net assets attributable to Class A, Class U, Class C, Class T, Class W, Class D, Class I and Class L shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Alternative Advisor, LLC but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Alternative Advisor, LLC.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Resource Alternative Advisor, LLC		Acceptance:
Resource Credit Income Fund
By:	/s/ Alan Feldman	By:	/s Justin Milberg
Name:	Alan Feldman	Name:	Justin Milberg
Title:	SVP	Title:	President
Date:	July 6, 2017	Date:	July 6, 2017